Exhibit 3.6

Business Number E13806962021 - 2 Filed in the Office of Secretary of State State Of Nevada Filing Number 20243792275 Filed On 1/30/2024 10:39:00 AM Number of Pages 2

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EXHIBIT A Section 8. Certain Adjustments. (a) Stock Dividends and Stock Splits . If the Corporation , at any time while the Series C Preferred Stock is outstanding : (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares or (iii) issues, in the event of a reclassification of shares of Common Stock, any shares of capital stock of the Corporation to the holders of Common Stock, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event . Any adjustment made pursuant to this Section 8 (a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re - classification . For the avoidance of doubt , no adjustment shall be made to the Conversion Price in the event that the Corporation combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares .

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